UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Response to press comment and update of trading - 16 March 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 16, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: March 16, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

BARCLAYS
PLC

16 March 2009

Response to press comment
 and update on
 trading

Barclays
 notes press comment regarding the potential disposal of
iShares and confirms that it has held discussions with a number of potentially interested parties as part of its practice of regularly reviewing the Group's portfolio of businesses. No decision regarding the disposal of any business has been taken by the board of Barclays
.

Barclays
 businesses continue to perform well and have had a strong start to 2009.

Barclays
 also confirms that it is in dialogue with HM Treasury and FSA regarding its potential participation in the Government's Asset Protection Scheme.
 Barclays
 decision whether and to what extent to participate in the scheme will be based on the economic merits to shareholders of any such participation.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About
Barclays
Barclays
 is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the
United States
, Africa and
Asia
. With over 300 years of history and expertise in banking,
Barclays
 operates in over 50 countries and employs over 150,000 people.
Barclays
 moves, lends, invests and protects money for over 47 million customers and clients worldwide. For further information about
Barclays
, please visit our website
www.barclays.com
.
Forward-looking Statements
This announcement contains (or may contain) certain forward-looking statements with respect to certain of
Barclays
 plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties.
Barclays
 cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'will', 'would', 'could', 'aim', 'anticipate', 'target', 'expect', 'envisage', 'estimate', 'intend', 'intention', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding
Barclays
 future financial position,
income growth, profit before tax, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditure, expected capital ratios, plans with respect to dividend payments, and plans and objectives for future operations of
Barclays
 and other statements that are not historical fact.
By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, liquidity conditions in the market, market-related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ('IFRS') applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition, a number of which factors are beyond
Barclays
 control. As a result,
Barclays
 actual future results may differ materially from the plans, goals, and expectations set forth in
Barclays
 forward-looking statements. Any forward-looking statements made herein by or on behalf of
Barclays
 speak only as of the date they are made. Except as required by the FSA, the London Stock Exchange or applicable law,
Barclays
 expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in
Barclays
 expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.